Exhibit 4.120

A1896
Execution Version
ISL/HD
030807

Memorandum of Agreement

Made and entered into between:-

ANGLOGOLD ASHANTI LIMITED
(Reg No 1944/017354/06)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Robert Louis Lazare, he being duly authorised hereto under and by virtue of a Delegation of Authority Policy which was approved by the Audit and Corporate Governance Committee of the board of directors of the company passed at Johannesburg on the 24
th
day of October 2003, and a certified
copy whereof is annexed hereto   marked "A");

of the first part;

and

FRIEDSHELF 849 (PROPRIETARY) LIMITED
(Reg No 2007/004886/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 3
rd
day of August 2007, and a certified copy whereof is annexed hereto     marked "B");

of the second part;

and

DRDGOLD SOUTH AFRICAN OPERATIONS (PROPRIETARY) LIMITED
(Reg No 2005/033662/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Daniel Pretorius, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a round resolution passed in and during June 2007, and a certified copy whereof is annexed hereto  marked "C");

of the third part;

and

MINTAILS SOUTH AFRICA (PROPRIETARY) LIMITED
(Reg No 2004/007547/07)
(a company duly incorporated in accordance with the company laws of the Republic of
South Africa with limited liability, herein represented by Diederik Albert Willem van der
Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 3
rd
day of August 2007, and a certified copy whereof is annexed hereto     marked "D");

of the fourth part.

1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-
1.1.1      “AGA”
shall mean AngloGold Ashanti Limited
and shall be deemed to include its
successors in title;
1.1.2      “AGREEMENT”
shall mean this agreement between the
PARTIES and shall be deemed to
include all annexes thereto which shall
be initialled or signed, as the case may
be, by the PARTIES for purposes of
identification;
1.1.3      “ATTORNEYS”
shall mean Levy, Feinsteins &
Associates Incorporated practising
under the style of “Feinsteins” of
Johannesburg, RSA;

1.1.4       “BENONI CLUSTER”
shall mean the sand and slime dumps
resources situate across the entire area
of what is generally known and
described as “the Benoni Cluster” and
in no way derogating from the
generality thereof in the area delineated
in blue and yellow on the drawing
annexed hereto   marked “E”;
1.1.5       “CLOSING DATE”
shall mean the date of the fulfilment or
waiver of the last of the conditions
precedent in clause 3 infra or at latest 5
(five) business days thereafter;
1.1.6       “COMPETITION
COMMISSION”
shall mean the Commission established
in accordance with the provisions of the
Competition Act, No 89 of 1998, as
amended, of the RSA;
1.1.7       “CONVERSION DATE”
shall mean the date, prior to the 30 April
2009, of the conversion of the ERGO
MINING RIGHTS from OLD ORDER
MINING RIGHTS to NEW ORDER
MINING RIGHTS, by the DME in terms
of the MPRDA;

1.1.8     “CPI”
shall mean the official Consumer Price
Index for Gauteng, RSA as determined
from time to time by the Director of
Statistics and as published in the
Government Gazette and in the absence
thereof as determined by the auditors of
AGA by reference to such other criteria
as they in their discretion may deem
apposite and whose decision in such
regard and in the absence of manifest
error shall be final and binding;
1.1.9     “DME”
shall mean the Department of Minerals
and Energy of the RSA;
1.1.10     “DRD SA”
shall mean DRDGold South African
Operations (Proprietary) Limited (a
subsidiary of DRDGold Limited), and
shall be deemed to include its
successors in title;
1.1.11    “EFFECTIVE DATE”
shall mean the 11 June 2007,
notwithstanding the SIGNATURE
DATE;

1.1.12     “EMP”
shall mean the Environmental
Management Programme, including the
closure plan, pertaining to the ERGO
ASSETS and as approved in writing by
the DME from time to time;
1.1.13     “ENVIRONMENT”
shall mean the environment, including
without limitation, atmosphere, surface
water, ground water, land surface, soil,
sub-surface strata and plant and animal
life including (without limitation) the
meaning ascribed to that term in the
National Environmental Management
Act, No 107 of 1998;
1.1.14     “ERGO ASSETS”
shall, in relation to the ERGO
OPERATIONS, collectively mean the:-
1.1.14.1
BENONI CLUSTER;
1.1.14.2
ERGO DESIGNATED
RIGHTS;
1.1.14.3
ERGO DUMPS;

1.1.14.4
ERGO MINING ASSETS;
1.1.14.5
ERGO MINING RIGHTS;
and
1.1.14.6
SITE,
to the exclusion, however, of the
EXCLUDED ASSETS;
1.1.15      “ERGO DESIGNATED
RIGHTS”
shall mean all the registered rights of
whatsoever nature and howsoever
arising, including without derogating
therefrom, servitudes or otherwise, of
and in connection with the BENONI
CLUSTER and the ERGO DUMPS
including those rights more fully
detailed in a schedule thereof annexed
hereto and  marked “F”;
1.1.16      “ERGO DUMPS”
shall mean the sand and slime dumps
resources situate across the entire
areas formerly comprising and known
and described as the ERGO
OPERATIONS and in no way

derogating from the generality of the
aforegoing as more fully delineated in
yellow on the drawing annexed hereto
marked “E”;
1.1.17      “ERGO MINING
ASSETS”
shall mean the piping and related
mining equipment of the ERGO
OPERATIONS as more fully set forth in
a schedule thereof annexed hereto and
marked “G”;
1.1.18      “ERGO MINING
RIGHTS”
shall, in relation to the applicable
ERGO ASSETS, mean AGA’s existing
OLD ORDER MINING RIGHTS (to be
converted to NEW ORDER MINING
RIGHTS) in respect of the ERGO
OPERATIONS entitling AGA or any
subsequent holder thereof to conduct
mining and allied operations on and
from the BENONI CLUSTER, the
ERGO DUMPS and the SITE or any
component thereof and in no way
derogating from the generality thereof
as more fully delineated in yellow on
the drawing annexed hereto and

marked “E”;
1.1.19     “ERGO OPERATIONS”
shall mean the mining and ancillary
operations comprising the ERGO
ASSETS, to the exclusion of the
EXCLUDED ASSETS;
1.1.20     “EXCLUDED ASSETS”
shall mean the following assets which
shall be expressly excluded from the
ERGO ASSETS and the ERGO
OPERATIONS, to wit:-
1.1.20.1      the Brakpan and Withok
Tailings Storage Facilities -
which remain the property of
AGA including the
rehabilitation and
environmental management
liability therefor;
1.1.20.2      the Brakpan plant and
storage facilities - which
have been acquired by
HVH Gold (Proprietary)
Limited (the ultimate

controlling company
whereof is MINTAILS AUS);
and
1.1.20.3 the East Daggafontein plant
and adjacent property -
which have been acquired
by Skeat Gold Mining East
Rand (Proprietary) Limited
and HVH Gold (Proprietary)
Limited (both of which
companies are ultimately
controlled by MINTAILS
AUS);
1.1.20.4      the buildings generally
known and described as the
farmhouse and change
house near the Brakpan
Tailings Storage Facility,
which shall remain the
property of AGA, including
any liability attaching
thereto; and

1.1.20.5     freehold land (agricultural
land) more fully detailed in a
schedule thereof annexed
hereto    marked “H”, which
shall remain the property of
AGA including any liability
attaching thereto;
1.1.21      “INTERIM PERIOD”
shall mean the period calculated from
the EFFECTIVE DATE to the
CLOSING DATE;
1.1.22      “LEGISLATION”
shall, in no way derogating from the
generality of such term, mean that
which is applicable to the ERGO
ASSETS including:-
1.1.22.1     National Environmental
Management : Air Quality
Act, No 39 of 2004;
1.1.22.2     Conservation of Agricultural
Resources Act, No 43 of
1983;

1.1.22.3     Environment Conservation
Act , No 73 of 1989;
1.1.22.4
LRA insofar as same refers
to environmental protection
and development;
1.1.22.5
MPRDA;
1.1.22.6     Mine Health and Safety Act,
No 29 of 1996;
1.1.22.7 National Water Act, No 36 of
1998; and
1.1.22.8      The National Environmental
Management Act, No 107 of
1998;
1.1.23     “LRA”
shall mean Labour Relations Act No. 66
of 1995, as amended, of the RSA;
1.1.24      “MINTAILS AUS”
shall mean MinTails Limited, a public
company duly incorporated in
accordance with the laws of Australia

and the shares whereof are listed on
the Australian Stock Exchange;
1.1.25      “MINTAILS SA”
shall mean MinTails South Africa
(Proprietary) Limited (a wholly owned
subsidiary of MINTAILS AUS), and
shall be deemed to include its
successors in title;
1.1.26      “MPRDA”
shall mean the Mineral and Petroleum
Resources Development Act, No 28 of
2002, as amended, of the RSA;
1.1.27      “NEWCO”
shall mean Friedshelf 849 (Proprietary)
Limited and shall be deemed to include
its successors in title, and the beneficial
shareholders whereof are DRD SA and
MINTAILS SA in equal shares;
1.1.28      “NEW ORDER MINING
RIGHTS”
shall have the meaning ascribed
thereto in the MPRDA;
1.1.29      “OLD ORDER MINING
RIGHTS”
shall have the meaning ascribed
thereto in the MPRDA;

1.1.30      “PARTIES”
shall mean all four parties to the
AGREEMENT;
1.1.31      “PRIME”
shall mean the publicly quoted basic
annual rate of interest certified by any
manager of The Standard Bank of South
Africa Limited (whose appointment and
authority need not be proved) to be
charged by the aforesaid bank from time
to time on overdrawn current accounts
of its most favoured private sector
clients;
1.1.32      “RESOLUTIVE
CONDITIONS”
shall, subject to the fulfilment or waiver,
as the case may be, of the conditions
precedent in clause 3 infra, mean the
conditions more fully set forth in clause
4 infra;
1.1.33      “RSA”
shall mean the Republic of South
Africa;
1.1.34      “SIGNATURE DATE”
shall mean the date of signature of the
AGREEMENT by the PARTY last
signing same;

1.1.35      “SITE”
shall mean the East Daggafontein
Tailings Storage Facility and as
delineated in red on the drawing
annexed hereto   marked “I”;
1.1.36      “SUB-CONTRACTING
AGREEMENT”
shall mean the agreement to be entered
into by and between AGA as sub-
contractor and NEWCO as sub-
contractee with regard to the utilisation
of the ERGO ASSETS by NEWCO for
its own benefit and account from the
CLOSING DATE until:-
1.1.36.1      the CONVERSION DATE;
and
1.1.36.2      the transfer, cession and
assignment of the NEW
ORDER MINING RIGHTS,
in terms of the conversion,
into the name of NEWCO in
terms of the MPRDA,
and on the basis that should the ERGO
MINING RIGHTS not have been

converted to NEW ORDER MINING
RIGHTS and transferred and assigned
unto and in favour of NEWCO by the 30
April 2009, then and in such event the
sub-contracting agreement shall
continue for a period of 10 (ten) years
thereafter with the right and option in
favour of NEWCO to renew the same
for an additional 5 (five) years and
during which period NEWCO shall be
entitled to make application for NEW
ORDER MINING RIGHTS in its own
name in substitution for the ERGO
MINING RIGHTS;
1.1.37      “SURETIES”                          shall mean DRD SA and MINTAILS
SA, whose obligations as such in
favour of AGA shall be joint and
several;
1.1.38      “SURETYSHIP”
shall mean the Deed of Suretyship to
be executed by the SURETIES in
favour of AGA and substantially as set
forth in the specimen thereof annexed

hereto and   marked “J”;
1.1.39      “TERM SHEET”
shall mean the term sheet entered into
by and between the PARTIES at
Johannesburg, RSA on the 5 June
2007 in terms whereof NEWCO agreed
to acquire from AGA the ERGO
ASSETS for the consideration and
upon the salient terms and conditions
therein set forth, it being recorded that
the time lines therein contained were
orally extended from time to time;
1.1.40      “TRADE MARK/TRADE
NAME”
shall mean the trade name ‘Ergo”, and
any other trademarks and logos bearing
such name or similar thereto, whether
registered or not;
1.1.41      “TRANSACTION”
shall mean the transaction which
constitutes the subject matter of the
AGREEMENT between the PARTIES;
1.1.42      “VAT ACT”
shall mean the Value Added Tax Act,
No 89 of 1991, as amended, of the
RSA;

1.1.43      “ZAR” / “RAND” shall mean the currency of the RSA.
1.2     Words importing:-
1.2.1
the singular shall include the plural and vice versa;
1.2.2 any one gender shall include the others;
1.2.3 persons shall, where the context admits, include firms or corporations.
1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.
1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.
1.5
When any number of days is prescribed in the AGREEMENT, same shall be business days and shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the
RSA, in which case the last day shall be the next succeeding business day which is not a Saturday, Sunday or public holiday.
1.6
The use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.
1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the AGREEMENT.
1.8
The terms of the AGREEMENT having been negotiated, the contra proferentem rule shall not be applied in the interpretation thereof.
1.9
Any term which refers to a RSA legal concept or process (in no way derogating from the generality thereof, for example “winding-up” or “curatorship”) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the AGREEMENT may apply or to the laws of which any party cited hereunder may be or become subject.
2.
Recordal
It is recorded that:-
2.1
AGA is the lawful holder of the ERGO ASSETS;
2.2
AGA is desirous of selling and/or ceding and assigning all its right, title and interest in and to the ERGO ASSETS to NEWCO, which is desirous of acquiring the same from AGA;

2.3
to facilitate the sale, transfer, cession and assignment of the ERGO ASSETS from
AGA to NEWCO, it is necessary as a pre-requisite thereto for AGA to procure the approval by the DME of the conversion of the ERGO MINING RIGHTS from OLD
ORDER MINING RIGHTS to NEW ORDER MINING RIGHTS;
2.4
pending the arrival of the CONVERSION DATE, NEWCO is nevertheless desirous of:-
2.4.1        conducting the ERGO OPERATIONS utilising the ERGO ASSETS; and
2.4.2
accordingly concluding the SUB-CONTRACTING AGREEMENT with
AGA,
with effect from the CLOSING DATE;
2.5       the PARTIES reached agreement in principle in regard to the aforegoing and accordingly executed the TERM SHEET; and
2.6
in amplification of the TERM SHEET and as therein provided, the PARTIES have agreed to enter into a more comprehensive agreement as more fully set forth hereafter.
3.
Conditions Precedent
3.1
Notwithstanding anything to the contrary in the AGREEMENT contained, it shall be subject to the fulfilment of the following conditions precedent, to wit:-

3.1.1
the execution of the SUB-CONTRACTING AGREEMENT by the
respective parties thereto; and
3.1.2
the execution of the SURETYSHIP by the respective parties thereto;
within a period of 14 (fourteen) days after the SIGNATURE DATE and which documents shall be held by the ATTORNEYS ‘in trust’ pending the arrival of the
CLOSING DATE and the implementation of the provisions of clause 13 infra; and
3.1.3
the written approval, to the extent necessary, of the COMPETITION
COMMISSION - within a period of 120 (one hundred and twenty) days after the fulfilment of the last of the remaining conditions precedent as set forth in clauses 3.1.1 and 3.1.2 supra.
3.2
The aforegoing conditions are stipulations for the benefit of AGA and NEWCO and accordingly shall only be capable of being waived (to the extent possible) in writing by them.
3.3 Should any of the aforesaid conditions precedent not be fulfilled or waived (where possible) within the period/s stipulated in clause 3.1 supra or within such extended period as the affected PARTY may in writing agree upon, then and in such event the AGREEMENT shall ipso facto be and become null and void ab initio and the
PARTIES shall be obliged to restore each other as near as possible to the status quo ante as at the SIGNATURE DATE and none of the PARTIES shall have any claims against the other/s of them save in the event of a breach of the provisions of clause 3.4 infra provided, however, that if any of the conditions precedent are waived, then and in such event same shall ipso facto be deemed to have been converted to irrevocable undertakings by the relevant PARTIES in favour of AGA or NEWCO, as the case may be, to be fulfilled within a period of 14 (fourteen) days after written demand therefor, failing which AGA or NEWCO, as the case may be, shall without prejudice to its rights, be entitled to take such action against the defaulting PARTY as it in its sole and absolute discretion may deem fit and either claim specific performance or cancellation of the AGREEMENT, including in either event a claim for damages sustained by it. Notwithstanding the aforegoing, if the waiver is due to an impossibility of performance, then it shall not be converted into an undertaking.
3.4      The PARTIES reciprocally warrant in favour of each other that they will in good faith use their reasonable commercial endeavours to timeously procure the fulfilment of the conditions precedent which are applicable to them and to such end shall supply such information and/or execute such reasonable documentation as may be required by any third party, be it regulatory authorities or otherwise, in relation to the said conditions within a period of 5 (five) business days after a written request therefor.
4.
RESOLUTIVE CONDITIONS
4.1 Subject to the timeous fulfilment or waiver, as the case may be, of the conditions precedent in clause 3 supra, the AGREEMENT shall be further subject to the non-
fulfilment of the following RESOLUTIVE CONDITIONS, to wit:-

4.1.1
the failure of AGA to procure the conversion of the ERGO MINING
RIGHTS from OLD ORDER MINING RIGHTS to NEW ORDER MINING
RIGHTS; and
4.1.2
the failure of AGA and NEWCO to procure the sale and/or transfer, cession and assignment of the ERGO MINING RIGHTS after
conversion, to NEWCO,
within a period of 5 (five) years after the CLOSING DATE or within such extended period/s as the PARTIES may in good faith in writing agree upon, save that should either one of the aforesaid conditions not be fulfilled prior to the expiration of a period of 4 (four) years and 6 (six) months calculated from the CLOSING DATE notwithstanding all reasonable efforts by AGA and NEWCO and through no fault of either one of them, then and in such event NEWCO shall be entitled to lodge an application for new mining rights in connection with the ERGO OPERATIONS with the DME.
4.2
It is recorded that the RESOLUTIVE CONDITIONS are stipulations for the benefit of AGA and NEWCO and accordingly may only be waived in writing by them, in whole or in part, as the case may be.
4.3
Should either of the RESOLUTIVE CONDITIONS in clause 4.1 be fulfilled and not be waived in writing within the time period stipulated or within such extended period/s as AGA and NEWCO may in writing determine, then and in such event the
SUB-CONTRACTING AGREEMENT shall nevertheless continue, upon the terms and conditions therein set forth.

4.4      The PARTIES reciprocally warrant in favour of each other that they will in good faith use their reasonable commercial endeavours to timeously sign and/or procure the signature of all necessary documents as may be applicable to the aforegoing, upon written request therefor.
5.
Warranties
5.1
AGA warrants in favour of the remaining PARTIES and upon the veracity whereof the AGREEMENT shall be founded that:-
5.1.1
it is the lawful holder of the ERGO MINING RIGHTS;
5.1.2
it will not during the subsistence of the AGREEMENT do any act, matter or thing which could adversely affect its ability to procure the conversion of the aforegoing rights from OLD ORDER MINING RIGHTS to NEW
ORDER MINING RIGHTS and the subsequent transfer, cession and assignment thereof to NEWCO;
5.1.3 it will discharge all and sundry its obligations under and in terms of the
AGREEMENT;
5.1.4
it will furnish, upon written request therefor, NEWCO and/or its duly authorised representatives with all reasonable documentation in its sole possession and/or under its control in order to facilitate the implementation of the provisions of the AGREEMENT;

5.1.5
it shall not be incumbent upon NEWCO to take over any liabilities, whether for rehabilitation or otherwise, in respect of the EXCLUDED
ASSETS which constitute the subject matter of extraneous agreements;
5.1.6        whilst the TRADE MARK/TRADE NAME has not been registered by it, it nevertheless enjoys proprietary rights in respect thereof and which rights shall pass from AGA to NEWCO as an integral part of the ERGO
ASSETS;
5.1.7
it will upon written request by NEWCO or its duly authorised agents, execute all documentation necessary for and/or incidental to procuring as expeditiously as possible:-
5.1.7.1
the conversion of the ERGO MINING RIGHTS from OLD
ORDER MINING RIGHTS to NEW ORDER MINING
RIGHTS; and
5.1.7.2
the assignment of the ERGO DESIGNATED RIGHTS
from AGA to NEWCO.
5.2
Save for the aforesaid warranties, the AGREEMENT is concluded on the basis that
AGA has given no other warranties or representations, whether express or implied.
6.
Acknowledgments, Indemnity and Warranties by NEWCO
6.1
NEWCO acknowledges that:-

6.1.1        its acquisition of the
ERGO ASSETS shall be“voetstoots” in all respects;
6.1.2        from the CLOSING DATE but retrospectively with effect from the
EFFECTIVE DATE, it shall be responsible for the environmental management, environmental rehabilitation, health and safety and related costs in relation to the ERGO ASSETS. The environmental
management, environmental rehabilitation, health and safety and related costs in respect of the ERGO ASSETS shall include but not be limited to:-
6.1.2.1
if required, the obtaining by NEWCO, as soon as
reasonably possible after the CLOSING DATE, of permits
or certificates required in terms of the LEGISLATION or
any other legislation in respect of the ERGO ASSETS;
6.1.2.2 restoration, anti-pollution measures, anti-flooding
measures, making safe, radiation decontamination,
rehabilitation, compliance with the terms of the EMP,
LEGISLATION, any permit, licence or record of decisions
and implementing any closure plans as approved by the
DME;
6.1.2.3
general compliance with the LEGISLATION;
6.1.2.4 compliance with the safety and health requirements in terms of the Mine Health and Safety Act, 1996 (Act No. 29

of 1996) and the Occupational Health and Safety Act,
1993 (Act No. 85 of 1993); and
6.1.2.5 compliance with all lawful directives of the relevant regulatory authorities;
6.1.3
its duly authorised representatives have seen and inspected the ERGO
ASSETS and have concluded various legal and other due diligence exercises in connection therewith and have expressed their satisfaction therewith in all respects, it being recorded that it is NEWCO’s intention to utilise the ERGO ASSETS for mining and allied purposes;
6.1.4
it is further cognisant of the fact that notwithstanding the sale by AGA to it of the ERGO ASSETS as recorded in the AGREEMENT, it shall not be possible for AGA to transfer, cede and assign the ERGO MINING
RIGHTS, to the extent required, in respect of the ERGO ASSETS into the name of NEWCO until after the CONVERSION DATE.
6.2
NEWCO hereby indemnifies and holds AGA harmless in respect of all claims, damages, losses and/or expenses, which may be made against and/or suffered by
AGA in connection with and/or arising out of any breach by NEWCO of its obligations in terms of clause 6.1 and/or any breach by NEWCO of the
LEGISLATION.
6.3
NEWCO warrants in favour of AGA that for the INTERIM PERIOD and thereafter, to the extent applicable:-

6.3.1
it will insure the ERGO ASSETS for a consideration of not less than the purchase price hereafter referred to and at the cost of NEWCO;
6.3.2 it shall pay the costs of, and assume full responsibility and liability for the security and asset protection (including insurance against all recognised hazards) associated with the ERGO ASSETS;
6.3.3 it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into and implement the
AGREEMENT on the terms and conditions herein set out;
6.3.4 it will, insofar as it is affected thereby, provide all the documents necessary for the conversion of the ERGO MINING RIGHTS from OLD
ORDER MINING RIGHTS to NEW ORDER MINING RIGHTS;
6.3.5 it will upon written request therefor provide and sign all documents necessary for and/or incidental to procure the transfer of the ERGO
MINING RIGHTS from AGA into the name of NEWCO after the
CONVERSION DATE and will effect payment of all legal and ancillary costs associated therewith upon request therefor;
6.3.6
it will at all times comply with the LEGISLATION and its obligations under and in terms of the AGREEMENT.
7.
Sale

Subject to the fulfilment or waiver, as the case may be, of the conditions precedent in clause 3 supra and the arrival of the CLOSING DATE (and hence the implementation of the provisions of clause 13 infra) and subject further to the warranties, acknowledgments and indemnities hereinbefore and hereinafter contained and the non-fulfilment of the
RESOLUTIVE CONDITIONS:-
7.1
AGA does hereby sell, cede and assign to NEWCO which does hereby purchase and take cession from it "voetstoots", the ERGO ASSETS; and
7.2 the benefits of and the risks attaching to the aforesaid acquisition and cession shall pass from AGA to NEWCO retrospectively from the EFFECTIVE DATE.
8.
Purchase Consideration and Payment thereof
8.1
The purchase consideration payable by NEWCO to AGA for the ERGO ASSETS shall be the aggregate of the amounts due in terms of sub-clauses 8.2 to 8.4 infra,
which shall be allocated as provided in         Annexe “K”  hereto and be payable as
hereinafter set forth.
8.2
The consideration payable by NEWCO to AGA attributable to the ERGO ASSETS
(save the BENONI CLUSTER for which express provision is made in terms of clause 8.3 infra) shall be the agreed sum of ZAR42 800 000,00 (forty two million eight hundred thousand RAND) plus Value Added Tax plus interest at PRIME on the outstanding balance from time to time determined and payable on a monthly basis, as to:-

8.2.1
ZAR7 000 000,00 (seven million RAND) plus Value Added Tax on the
SIGNATURE DATE, which amount shall constitute a non-refundable deposit, whether the AGREEMENT is ultimately rendered unconditional or not; and
8.2.2
the balance of ZAR35 800 000,00 (thirty five million eight hundred thousand RAND), plus Value Added Tax, in 23 (twenty three) equal monthly instalments, the first of which shall be payable on the 1 August
2007 and so payable on the first day of each and every succeeding month to the ATTORNEYS, to be held by them ‘in trust’ and placed in an interest bearing account pending the arrival of the CLOSING DATE when the aggregate of the amounts paid plus accumulated interest thereon as hereafter, shall be released to AGA and whereafter the said payments shall be made directly by NEWCO to AGA. In such regard it is recorded that:-
8.2.2.1            the PARTIES are aware that the monies so invested will
be deemed to constitute trust monies as contemplated by,
and subject to the protection of, Section 78 of the
Attorneys Act, No 53 of 1979, as amended, of the RSA;
8.2.2.2
the account will be in the name of the ATTORNEYS and
under their control;
8.2.2.3 the provisions hereof constitute the required written instruction/authorisation to the ATTORNEYS in

accordance with rule 77.1 of the Rules of the Law Society
of the Northern Province of the RSA to so invest such
funds; and
8.2.2.4
the said funds shall be invested for the benefit of AGA
pending the arrival of the CLOSING DATE, whereupon
the capital sum and the interest which has accrued
thereon shall be released by the ATTORNEYS to AGA.
8.3
The consideration attributable to the BENONI CLUSTER shall be determined in accordance with the following formula:-
A x B = C
where:-
A        =           ZAR1,00 (one RAND) (escalated by the CPI on each anniversary of the EFFECTIVE DATE)
B =
per tonne of material moved, worked or reclaimed by NEWCO
from the BENONI CLUSTER and as determined in accordance
with the standard market verification procedures applicable thereto and in the event of any dispute, the provisions of clause 17 infra shall be applicable
C = the amount payable per month.

The amount determined as aforesaid shall be payable monthly in arrear from the last day of the month during which mining operations, pursuant to the SUB-
CONTRACTING AGREEMENT, commence on the BENONI CLUSTER or any part thereof, and so payable on the last day of each and every succeeding month.
In this regard NEWCO shall afford AGA 14 (fourteen) days’ written notice of its intention to commence mining on any part of the BENONI CLUSTER on or after the CLOSING DATE.
8.4
In addition to the consideration attributable to the SITE, NEWCO shall on the
SIGNATURE DATE, deliver to AGA a satisfactory financial institution guarantee in the sum of ZAR23 000 000,00 (twenty three million RAND) in terms whereof AGA is indemnified in respect of the rehabilitation obligations associated with the SITE, the said guarantee to be expressed as payable to AGA or its nominee.
Notwithstanding the furnishing of the aforesaid guarantee, AGA and NEWCO shall evaluate the implementation of the EMP in relation to the ERGO ASSETS from time to time in order to determine whether the face value of the guarantee can be reduced and on the basis that if any dispute arises in regard thereto, same shall be resolved in accordance with the provisions of clause 17 infra.
8.5      Should the RESOLUTIVE CONDITIONS be fulfilled and should AGA have suffered any damages to the ERGO ASSETS as a result of the work conducted on the
ERGO OPERATIONS by NEWCO, then the latter shall be shall be obliged to compensate AGA therefor on the basis, however, that NEWCO shall not be liable for any punitive damages or consequential losses and should the PARTIES be unable to reach agreement as to the quantum of the compensation, then and in such event the adjudication provisions of clause 17 shall be applicable in such regard.
9.
Environment, Health and Safety and Related Costs
9.1
NEWCO shall on the CLOSING DATE, but retrospectively with effect from the
EFFECTIVE DATE, be liable for compliance with all obligations of and in connection with the ERGO ASSETS and for the payment of all monies in respect thereof, including without derogating from the generality of the aforegoing, the cost of all assessment rates, taxes, levies, imposts, sewerage, municipal services and any other monies due in connection therewith in terms of the applicable
LEGISLATION;
9.2
NEWCO hereby indemnifies and holds AGA harmless in respect of all claims, damages, loss or other expense which may be made, caused and/or suffered by
AGA in connection with and/or arising out of its use of the ERGO ASSETS, to the exclusion, however, of any consequential loss.
9.3
AGA shall furnish NEWCO as soon as reasonably possible after the SIGNATURE
DATE, with copies of the EMP, the ERGO DESIGNATED RIGHTS, the ERGO
MINING RIGHTS and permits or certificates required in terms of the
LEGISLATION.
9.4
NEWCO hereby indemnifies and holds AGA harmless in respect of all claims, damages, losses and/or expenses which may be made against and/or suffered by
AGA in connection with and/or arising out of any breach by NEWCO of its obligations in terms of this clause 9 and/or any breach by NEWCO of the
LEGISLATION, to the exclusion, however, of any punitive damages and/or consequential loss.
9.5       With effect from the CLOSING DATE and until NEWCO has been granted the necessary permits and licences to conduct its operations at the ERGO
OPERATIONS and until, or in the event of, the registration of a servitude, as hereafter, in respect of the ERGO OPERATIONS, NEWCO shall comply with all of
AGA’s relevant Codes of Practice, Standards, Special Instructions and its EMP and
NEWCO shall respect the ENVIRONMENT.
9.6 Pending the transfer of all relevant accounts by the Ekurhuleni Municipality on the one hand and Eskom Limited on the other and in relation to the ERGO ASSETS, from AGA to NEWCO and to the extent required:-
9.6.1
AGA shall provide electricity for the ERGO ASSETS from its
transformer at cost plus 0% (zero per centum). Although AGA
shall use its reasonable endeavours to provide a continuous
supply of electricity, it shall not be liable for any damage or loss flowing from the interruption, supply or non-supply of electricity;
and
9.6.2
AGA shall maintain and provide an emergency water supply at
legislated pressure at no cost. This water shall, however, be utilised exclusively for the emergency fire water line which
NEWCO undertakes to maintain according to the prescribed

regulations. AGA shall provide normal water supply at cost
plus 0% (zero per centum).
9.7
NEWCO hereby indemnifies and holds AGA harmless in respect of all claims, damage, loss and/or expense which may be made against and/or suffered by AGA in connection with and/or arising out of the use of the ERGO ASSETS and the associated infrastructure, plant and equipment save that NEWCO shall not be liable for any punitive damages or consequential losses.
10.     Assignment, SUB-CONTRACTING AGREEMENT and DME Approval
10.1     Pending the DME approval and subject thereto and accordingly the conversion of the ERGO MINING RIGHTS from OLD ORDER MINING RIGHTS to NEW ORDER
MINING RIGHTS and the transfer thereof into the name of NEWCO:-
10.1.1      the PARTIES shall enter into and comply with the provisions of the SUB-
CONTRACTING AGREEMENT; and
10.1.2
in no way derogating from the aforegoing, AGA shall with effect from the
CLOSING DATE be deemed to have ceded, assigned, transferred and made over unto and in favour of NEWCO all its right, title and interest in and to the ERGO ASSETS.
10.2     The PARTIES reciprocally warrant in favour of each other that they will sign all documents necessary for and/or incidental to the aforegoing upon written request therefor and will do all things necessary to achieve their contemplated objectives.

11.    Employees
11.1     As an integral part of its proposed closure of the ERGO OPERATIONS, it is recorded that AGA had already retrenched all employees who were employed by
AGA in respect thereof and that it is accordingly not incumbent upon NEWCO to take over any such employees.
11.2
AGA hereby indemnifies and holds NEWCO harmless in respect of all claims, damage, loss and/or expense which may be made against and/or suffered by
NEWCO in connection with and/or arising out of the employment by AGA of any persons at the ERGO OPERATIONS prior to the CLOSING DATE.
12.    Non-Publication
12.1     The PARTIES record that it is not their intention to advertise the sale of the ERGO
ASSETS in terms of Section 34 of the Insolvency Act, No 24 of 1936, as amended.
12.2     By reason of the aforegoing, AGA does hereby indemnify, hold harmless and absolve NEWCO in respect of all claims of whatsoever nature arising in relation to the non-publication of the sale in accordance with the aforesaid Act.
13.    CLOSING DATE
On the CLOSING DATE the PARTIES and/or their duly authorised representatives shall meet at a pre-determined time and venue and at which:-

13.1
AGA shall, subject to the overriding provisions of the AGREEMENT, be deemed to have delivered to NEWCO:-
13.1.1
all of the tangible and intangible assets of the ERGO OPERATIONS, the former in good order and condition, fair wear and tear excepted where applicable; and
13.1.2      physical possession and de facto control of the ERGO OPERATIONS;
13.2     the PARTIES shall procure that the ATTORNEYS:-
13.2.1       release the SURETYSHIP; and
13.2.2 all accumulated instalments plus interest thereon as provided in clause
8.2.2 supra,
to AGA for its own benefit and account.

14.    Ownership of ERGO ASSETS
Notwithstanding anything to the contrary in the AGREEMENT contained, upon payment by NEWCO to AGA of the purchase consideration of ZAR42 800 000,00 (forty two million eight hundred thousand RAND), ownership of the ERGO ASSETS (subject only to the conversion of the ERGO MINING RIGHTS from OLD ORDER MINING RIGHTS to NEW
ORDER MINING RIGHTS and the subsequent sale, transfer, cession and assignment thereof into the name of NEWCO), shall pass from AGA to NEWCO and be deemed to be vested in NEWCO in all respects.
15.    Good Faith and Implementation
15.1     The PARTIES undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the AGREEMENT.
15.2     The shall at all times during the continuance of the AGREEMENT observe the principles of good faith towards one another in the performance of their obligations in terms of the AGREEMENT. This implies, without limiting the generality of the aforegoing, that:-
15.2.1
they will at all times during the term of the AGREEMENT act reasonably, honestly and in good faith;

15.2.2      they will perform their obligations arising from the AGREEMENT diligently and with reasonable care; and
15.2.3 they will make full disclosure to each other of any matter that may affect the execution of the AGREEMENT or its implementation from time to time.
16.    Breach
16.1     Should any of the PARTIES commit a breach of any of the provisions of the
AGREEMENT which are applicable to it, either prior or subsequent to the
CLOSING DATE, then and in such event the aggrieved PARTY/IES shall be obliged to afford the guilty PARTY/IES a period of 30 (thirty) days' written notice [or within such longer period not to exceed a further 30 (thirty) days should it not be possible for the breach to be remedied within the first period], calculated from the date of receipt thereof, within which to remedy the breach, failing which the aggrieved PARTY/IES shall then be entitled at its/their sole and absolute discretion and subject to the overriding provisions of clause 16.2 infra, to cancel the
AGREEMENT and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved
PARTY/IES in law.
16.2 Notwithstanding anything to the contrary in 16.1 supra:-
16.2.1      the aggrieved PARTY/IES shall only be entitled to cancel the
AGREEMENT if the breach is a material breach of a material provision which strikes at the roots of the AGREEMENT and cannot otherwise be reasonably remedied by monetary compensation, save that after payment of the purchase consideration in clause 8.2.2 supra, AGA shall not be entitled to cancel the AGREEMENT and shall be restricted to a claim for specific performance;
16.2.2      in the AGREEMENT where a PARTY alleges that it is an aggrieved
PARTY/IES and/or that it has a claim and/or has suffered a loss then the onus of proving any breach and/or claim and/or loss will rest on the
PARTY/IES making the allegation;
16.2.3 should any dispute arise with regard to any proposed or purported cancellation of the AGREEMENT, then the provisions of clause 17 infra shall be and become operative.
17.    Adjudication of Disputes
17.1     Save as otherwise provided in the AGREEMENT, should any dispute arise between the PARTIES in regard to:-
17.1.1 the interpretation of;
17.1.2 the effect of;
17.1.3       the PARTIES' respective rights or obligations under;

17.1.4 a breach of;
17.1.5       the termination of;
17.1.6 any matter arising out of the termination of,
the AGREEMENT, that dispute shall be decided by arbitration in the manner set out in this clause 17.
17.2     The arbitrator shall be appointed by the PARTIES, and failing agreement, shall be nominated by the Arbitration Foundation of South Africa ("AFSA"). Should AFSA
not be in existence at the time, the nomination shall be by the Chairman for the time being of the Johannesburg Bar Council.
17.3     The arbitration shall be held at Johannesburg, Gauteng, RSA and 'in camera' on the basis that such proceedings will be strictly private and confidential.
17.4 The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the arbitrator, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedure or the strict rules of evidence, and otherwise subject as aforesaid of the Arbitration
Act, 1965, of the RSA and any statutory modification or re-enactment thereof.

17.5 The arbitrator shall be entitled to:-
17.5.1 investigate or cause to be investigated any manner, fact or thing which he considers necessary or desirable in connection with any matter referred to him for decision;
17.5.2 decide the matters submitted to him according to what he considers just and equitable in all the circumstances, having regard to the purpose of the AGREEMENT; and
17.5.3 make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise, as he in his discretion may deem fit and appropriate.
17.6     The arbitration shall be held as quickly as possible after it is demanded with a view to it being completed within 30 (thirty) days after it has been so demanded.
17.7     This clause is severable from the rest of the AGREEMENT and shall therefore remain in effect even if the AGREEMENT is terminated.
17.8     Subject to the above provisions of this clause 17, the law governing the
AGREEMENT shall be the law of the RSA and the Court having jurisdiction to enforce any award made under this clause shall be the Witwatersrand Local
Division of the High Court of South Africa and all appeal courts therefrom.

18.    No Commission
The PARTIES acknowledge that no agent was instrumental in the conclusion of the
AGREEMENT and in the circumstances there is no commission payable to any third party in connection therewith.
19.    Legal and Ancillary Costs
Each PARTY shall be liable for its own costs of and in connection with the drafting and drawing of the AGREEMENT and all matters ancillary thereto, save that the fees due and payable to the COMPETITION COMMISSION in respect of the notification to such regulatory authority, shall be borne and paid by NEWCO.
20.    Domicilia
20.1     The PARTIES hereby choose domicilia citandi et executandi for all purposes under the AGREEMENT at the addresses set opposite their respective names hereunder:-
20.1.1
AGA – 76 Jeppe Street, Newtown, Johannesburg, 2001 RSA - telefax number 011 637-6323;
20.1.2
NEWCO - 1
st
Floor, North Wing, Lord Charles Office Park, 337
Brooklyn Road, Brooklyn, Pretoria 0002, RSA - telefax number
012 346-4409.

20.2     Any notice to any of the PARTIES shall be addressed to it at its domicilium aforesaid and either sent by telefax or delivered by hand. In the case of any notice
-
20.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the next business day after despatch; and
20.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.
20.3     Any PARTY shall be entitled, by notice to the other, to change its domicilium to another address in the RSA, provided that the change shall only become effective
14 (fourteen) days after service of the notice in question.
20.4     Actual receipt of written notice shall constitute good and valid delivery of a notice notwithstanding that such notice is given other than in terms of 20.2.1 or 20.2.2 supra.

21.    Confidentiality/Announcements
21.1     The PARTIES agree and undertake not to make any public disclosures or announcements regarding the conclusion or content of the AGREEMENT save with the prior written consent of all the PARTIES.
21.2     The PARTIES acknowledge that the subject matter of this AGREEMENT shall be and remain highly confidential at all material times and shall not be capable of being disseminated in any form other than to bona fide professional advisors.
22.    Non-Variation
22.1     No variation or amendment of the AGREEMENT will be of any force or effect unless reduced to writing and signed by all the PARTIES.
22.2
No consensual termination of the AGREEMENT will be of any force or effect unless reduced to writing and signed by all the PARTIES.
22.3     No waiver or abandonment of any PARTY's rights arising from the AGREEMENT, accrued or otherwise, will be of any force or effect as against such PARTY unless such waiver or abandonment is reduced to writing and signed by the PARTY waiving and abandoning such rights.
22.4     No oral statements and no conduct by a PARTY relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a PARTY from relying upon the formalities prescribed in the preceding sub-clauses of this clause.

23.    Governing Laws
Irrespective of where any of the PARTIES may be domiciled or where the AGREEMENT may be signed, it shall in all respects be governed, interpreted and implemented in accordance with the laws of the RSA.
24.    Signature in Counterparts
The AGREEMENT may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the AGREEMENT in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.
25.    Whole Agreement
The AGREEMENT constitutes the whole agreement between the PARTIES with regard to the subject matter hereof and no representations or warranties, by commission or omission which are not recorded herein, shall be of any force or effect.

Thus done and signed by AGA at Johannesburg on this the 6
th
day of August 2007, in the
presence of the undersigned witnesses.
As witnesses:- For: AngloGold Ashanti Limited
1.
/s/ RL Lazare

2.
- duly authorised signatory -

Thus done and signed by NEWCO at Johannesburg on this the 6
th
day of August 2007, in the
presence of the undersigned witnesses.
As witnesses:- For: Friedshelf 849 (Proprietary) Limited
1.
/s/ DAW van der Walt

2.
- director -

Thus done and signed by DRD SA at Johannesburg on this the 6 th
day of August 2007, in the
presence of the undersigned witnesses.
As witnesses:-
For: DRDGold South African Operations
(Proprietary) Limited
1.
/s/ D Pretorius

2.
- director -

Thus done and signed by MINTAILS SA at Johannesburg on this the 6 th
day of August 2007, in
the presence of the undersigned witnesses.
As witnesses:-
For: MinTails South Africa (Proprietary)
Limited
1.
/s/ DAW van der Walt

2.
- director -